Exhibit (d)(5)

Execution Version

Exclusivity Agreement

November 11, 2020

The Goldfield Corporation

1684 W. Hibiscus Boulevard

Melbourne, Florida 32901

Attn:

Ladies and Gentlemen:

In consideration of the time, effort and expenses to be undertaken by First Reserve XIV Advisors, L.L.C. (“First Reserve”) in connection with the pursuit of a proposed business combination transaction (the “Transaction”) involving The Goldfield Corporation (the “Company”), and other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, First Reserve and the Company agree as follows:

Exclusivity

1. As an inducement to First Reserve to continue to pursue the Transaction and the signing of a definitive merger agreement, the Company agrees to work in good faith to negotiate the Transaction with First Reserve on an exclusive basis for the period commencing on the date hereof and ending at 11:59 p.m. (New York City time) on November 18, 2020 (or such later date as the parties hereto may mutually agree in writing, or as may be extended in accordance with this Section, the “Exclusivity Period”). In the event that at the end of the Exclusivity Period the parties continue to negotiate in good faith towards a Transaction, the Exclusivity Period shall be automatically extended to 11:59 p.m. (New York City time) on November 25, 2020. Upon the execution of this letter agreement, the Company shall, and shall cause its subsidiaries to, and shall instruct (and use its reasonable best efforts to cause) its and its subsidiaries’ officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, “Representative”) to, immediately cease and cause to be terminated any discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal and shall immediately terminate all physical and electronic dataroom access previously granted to any such person, its subsidiaries or Representatives. During the Exclusivity Period, the Company agrees that neither it nor any of its subsidiaries, nor any of the officers or directors of it or any of its subsidiaries, shall, and shall not authorize their other Representatives to, and shall direct and use reasonable best efforts to cause them not to (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by providing any information) any inquiries or the submission of any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information concerning the Company or any of its subsidiaries to any person relating to or that could reasonably be expected to lead to any Acquisition Proposal except to notify such person that the Company is not permitted to respond to any Acquisition Proposal during the Exclusivity Period or (iii) recommend, enter into or execute any contract, letter of intent, acquisition agreement, agreement in principle, memorandum of understanding or similar agreement with respect to any Acquisition Proposal. For the avoidance of doubt, First Reserve and the Company hereby agree that they will have no obligation to continue negotiations with each other with respect to the Transaction following expiration of the Exclusivity Period.

2. During the Exclusivity Period, the Company shall promptly (and in any event within twenty-four hours) provide First Reserve notice of (i) the receipt of any Acquisition Proposal and (ii) any inquiries, proposals or offers received by the Company or its Representatives that could reasonably be expected to lead to an Acquisition Proposal and disclose the material terms of such inquiry, proposal or offer (including copies of any written materials related thereto) and the identity of the person or group of persons making such Acquisition Proposal. During the Exclusivity Period, the Company will keep First Reserve reasonably informed of the status and material terms (including material amendments) of any such Acquisition Proposal or other inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

3. The term “Acquisition Proposal” as used in this letter agreement means any indication of interest, inquiry, offer or proposal, including any amendment or modification to any existing indication of interest, inquiry, offer or proposal from any person or “group” (as defined under Section 13(d) of the Exchange Act of 1934) of persons, other than First Reserve, the Company or any of their respective affiliates or Representatives (solely in their capacity as such), relating to, in a single transaction or series of related transactions, (a) any merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its subsidiaries that, if consummated, would result in any person or “group” (as defined in the Exchange Act of 1934) owning, directly or indirectly, twenty percent (20%) or more of the total voting power of or any class of equity securities of the Company or any of its subsidiaries or of the surviving entity or the resulting direct or indirect parent of the Company or any of its subsidiaries or such surviving entity (or securities convertible into equity securities with such voting power); (b) any transaction (including any single- or multi-step transaction) or series of related transactions directly or indirectly involving (i) the acquisition or purchase of twenty percent (20%) or more of the total voting power of any class of equity securities of the Company or any of its subsidiaries (or securities convertible into equity securities with such voting power), or (ii) the direct or indirect acquisition or purchase of any business or assets of the Company or any of its subsidiary (including equity interests in any subsidiary of the Company) representing twenty percent (20%) or more of the consolidated revenue, net income or assets of the Company and its subsidiaries, taken as a whole; or any (c) tender offer or exchange offer that if consummated would result in any person beneficially owning twenty percent (20%) of more of the total voting power or equity securities of the Company or any of its subsidiaries.

Miscellaneous

4. Each party hereto agrees that this letter agreement expresses the parties’ interests in continuing discussions regarding the Transaction and does not constitute a binding commitment to execute any definitive agreement with respect to, or otherwise consummate, the Transaction. Except with respect to the matters expressly covered by this letter agreement and the confidentiality agreement, dated March 2, 2020, between First Reserve and the Company, unless and until a definitive agreement regarding a Transaction has been executed and delivered by the parties hereto, none of the parties hereto shall be under any legal or equitable obligation, or have any other liability to the other parties of any nature whatsoever, with respect to a Transaction.

5. This letter agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their successors and permitted assigns. This letter agreement may not be assigned by either party hereto (whether by operation of law or otherwise) without the prior written consent of the other party. This letter agreement governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law that would cause the application of law of any jurisdiction other than those of the State of Delaware. The parties hereto agree that irreparable damage would occur in the event that any provision of this letter agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity and that any requirement for the securing or posting of any bond in connection with such remedy is hereby waived. No failure or delay in exercising any other right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. This letter agreement may be executed in two or more counterparts (including by means of facsimile or pdf), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

[Signature page follows]

If the foregoing is acceptable and agreed to by the Company, please sign on the line provided below to signify such acceptance and agreement.

Very truly yours, First Reserve XIV Advisors, L.L.C.

By:	/s/ Jeffrey K. Quake
Name: Jeffrey K. Quake
Title: Managing Director

Accepted and agreed to as of the date first written above:

The Goldfield Corporation

By:	/s/ Stephen R. Wherry
Name: Stephen R. Wherry
Title: Acting CO-CEO and Senior Vice President